UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 5, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Issued by: BHP Billiton Plc
To: Company Announcements Office The London Stock Exchange Company Announcements Office The Australian Stock Exchange	cc: New York Stock Exchange Swiss Stock Exchange JSE Limited Deutsche Bank UBS Zurich

Date: 5 March 2007

For Release: Immediately

Contact: Jamin Lawton + 44 (0)20 7802 4108

Notification of Major Interests in Shares

The following notification was received on 5 March 2007 by BHP Billiton Plc in a letter from Cater Allen International Limited, dated 1 March 2007, relating to major interests in shares of BHP Billiton Plc as at 1 March 2007:

"Notification of Interest in Shares pursuant to Part 43 of the 2006 Act.

In accordance with Part 43 of the Companies Act 2006, please note that I have been made aware, as of today that the interests of Cater Allen International Limited (CAIL) in common stock of BHP Billiton Plc has increased to 120,008,196 or 5.05% of the issued share capital.

This holding has arisen from stock loan transactions done under the relevant approved documentation as a principal trading member of the London Stock Exchange."

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 5 March 2007	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary